Intellipharmaceutics Announces Patent Litigation by Purdue against its RexistaTM Abuse-Deterrent Extended-Release Oxycodone

TORONTO, April 10, 2017 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq and TSX: IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc. (collectively, “Purdue”), Rhodes Technologies, and Grünenthal GmbH (collectively, “plaintiffs”) have commenced patent infringement proceedings against the Company in the United States District Court for the District of Delaware in respect of the Company’s New Drug Application (“NDA”) filing for its Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) with the United States Food and Drug administration (“FDA”).

Intellipharmaceutics had previously filed its NDA for its RexistaTM product candidate on November 24, 2016, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue’s OxyContin® extended release oxycodone hydrochloride then in the market in the U.S. The RexistaTM application was accepted by the FDA for further review on February 1, 2017. The Company then certified to the FDA that it believed that its RexistaTM product would not infringe any of the sixteen (16) patents owned by one or more of the plaintiffs, or that such patents are invalid, and it so notified the plaintiffs of such certification. On April 7, 2017, the plaintiffs filed the above-noted legal proceedings, alleging that RexistaTM infringes six (6) out of the sixteen (16) patents.

By reason of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s RexistaTM abuse-deterrent oxycodone. That time period commenced on February 24, 2017, when the plaintiffs were notified of the Company certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

Dr. Isa Odidi, CEO and Co-Chief Scientist of the Company, stated “Contesting litigation of this nature is part of what it takes to compete for the right to market valuable novel drug products in the United States. We have engaged highly regarded patent counsel with substantial directly applicable experience. We believe that we do not infringe the subject patents and that we have a well-prepared strategy to vigorously defend the Company against these claims.”

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Application (“ANDAs”) filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

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affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, as a patent infringement suit has been filed against us, which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties, targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com